T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@coralgold.com www.coralgold.com

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE NOTICE that the 2009 Annual and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at Suite 400 - 455 Granville Street, Vancouver, British Columbia V6C 1T1 on:

Friday, June 26, 2009

at the hour of 10:30 o'clock in the forenoon (local time) for the following purposes:

1) to receive the Report of the Directors;

2) to receive the financial statements of the Company for its fiscal year ended January 31, 2009 and the report of the Auditors thereon;

3) to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4) to determine the number of directors and to elect directors;

5) to approve a new 10% rolling 2009 Stock Option Plan, as more particularly set out in the Information Circular;

6) to grant the directors a general authority to issue or re-price stock options granted to insiders; and

7) to transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting are the Management Information Circular and Form of Proxy with the Financial Statements Request Form.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 22nd day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"David Wolfin"
____________________
David Wolfin, President